Exhibit 3.1

BY-LAWS OF

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

CNPJ/MF 20.512.706/0001-40

NIRE 4230004752-0

CHAPTER I

NAME, HEADQUARTERS, CORPORATE PURPOSE AND DURATION

Article 1. Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Corporation”) is a publicly-held corporation governed by these by-laws (“By-laws”), by Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”), and by other applicable legal provisions.

First Paragraph. Upon the admission of the Corporation into the special listing segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) called Novo Mercado (“Novo Mercado”), the Corporation, its shareholders, including controlling shareholders, managers and members of its supervisory board (“Supervisory Board”), when convened, are subject to the provisions of the Novo Mercado Regulations (“Novo Mercado Regulations”).

Article 2. The Corporation’s headquarters and venue are located in the City of Florianópolis, State of Santa Catarina, at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2º Andar, Sala T, Saco Grande, CEP 88032-005. The Corporation may open, alter, transfer and close any branches, warehouses and agencies in other places in the country and abroad, by resolution of the Board of Executive Officers.

Article 3. The Corporation’s purpose is: (i) to participate in the capital of other limited liability companies or non-business companies, as a quotaholder or shareholder, in Brazil and/or abroad; (ii) to organize, maintain and develop activities related to education and teaching at all levels and degrees, in accordance with the principles set out in specific legislation, provided that the education and teaching units that may be maintained by the Corporation will have their specific purposes set out in their respective by-laws; (iii) to hold and participate in congresses, seminars, excursions and meetings for educational, cultural and social purposes; and (iv) to engage in the retail sale of books, including digital books.

Article 4. The Corporation’s duration is indefinite.

CHAPTER II

CAPITAL AND STOCKS

Article 5. The capital stock, fully subscribed and paid up, is Two Billion, Thirty-One Million, Four Hundred and Eight Thousand, Three Hundred and Forty-Four Brazilian reais and Fifty-Three cents (R$ 2,031,408,344.53), divided into One Billion, Nine Hundred and Fifty-Nine Million, Seven Hundred and Fifty-One Thousand, Seven Hundred and Seven (1,959,751,707) registered, book-entry common stocks, and with no par value.

First Paragraph. Each common stock entitles its holder to one (1) vote at General Shareholders’ Meetings.

Second Paragraph. The stocks are indivisible in relation to the Corporation and when are held by more than one person, the rights conferred to it shall be exercised by the representative of the joint-ownership.

Third Paragraph. All stocks of the Corporation are book-entry stocks, held in deposit accounts in the name of their holders, with a financial institution authorized by the Brazilian Securities Commission (“CVM”), with whom the Corporation has a custody agreement in force, without the issuance of certificates. The cost of the service of transferring ownership of book-entry stocks may be charged directly to the shareholder by the depositary institution, as may be defined in the stock book-entry agreement, subject to the limits imposed by current regulations.

Fourth Paragraph. The issuance of preferred stocks and founders’ shares, as well as the existence of such securities in circulation, will be forbidden.

Article 6. The Corporation is authorized to increase its capital stock, pursuant to article 168 of the Brazilian Corporation Law, by means of a resolution of the Board of Directors and regardless of amendments to the by-laws, by up to seven hundred and ninety-eight million, eight hundred and thirty-two thousand and fifty (798,832,050) common, book-entry stocks, with no par value.

First Paragraph. The Board of Directors shall establish the conditions of the issue, including, without limitation, the number of stocks to be issued, the issue price and the term for subscription and payment of the capital stock.

Second Paragraph. Within the limits of the authorized capital, the Board of Directors may decide on the issue of stocks, debentures convertible into stocks and warrants, without pre-emptive rights or with a reduction in the period for exercise by the former shareholders, the placement of which shall be made through (a) sale on a stock exchange or public subscription; or (b) exchange for stocks, in a public offering for the purchase of control.

Third Paragraph. Within the limits of the authorized capital and in accordance with the plan approved by the General Meeting, the Board of Directors may approve the granting by the Corporation of stock options to its directors, officers and employees, as well as to the directors, officers and employees of other companies that are directly or indirectly controlled by the Corporation, and also to natural persons who provide services to the Corporation or its subsidiaries, without pre-emptive rights for the shareholders.

Fourth Paragraph. The limit of the Corporation’s authorized capital may only be modified by resolution of the General Meeting, provided that the limit shall be automatically adjusted in the event of stock split or reverse stock split.

Article 7. The Corporation may by resolution of the Board of Directors acquire its own stocks to be held in treasury and subsequently sold or canceled, up to the amount of the balance of profit and reserves, except for the legal reserve, without reducing the capital stock, in compliance with the applicable legal and regulatory provisions.

CHAPTER III

GENERAL MEETING

Article 8. General Meetings shall be held: (a) ordinarily, once a year, within the first four (4) months following the end of the fiscal year, to decide on matters provided for by law; and/or, (b) extraordinarily, whenever the interests of the Corporation or when the provisions of these By-laws or applicable legislation require; they may be cumulatively convened and held at the same place, date and time, and kept in single minutes.

Article 9. Subject to the exceptions provided for in the Brazilian Corporation Law, General Meetings shall be called by the Board of Directors or, in the cases provided for in the Brazilian Corporation Law, by the Supervisory board, if convened, or by any of the Corporation’s shareholders, at least twenty-one (21) days prior to the first call and at least eight (8) days prior to the second call, provided that the terms of the fourth paragraph below are complied with.

First Paragraph. General Meetings shall be chaired by the Chairman of the Board of Directors or, in his absence or impediment, by a person appointed by the shareholders, by majority vote. The chairman of the General Meeting shall appoint one of the individuals present to act as secretary.

Second Paragraph. The chairman of the General Meeting shall fulfill and enforce the provisions of the Corporation’s Shareholders’ Agreement(s) filed at the registered office, if applicable, and shall not allow votes cast contrary to the content of such Shareholders’ Agreement(s) to be counted.

Third Paragraph. Minutes of the proceedings and resolutions of the General Meeting shall be kept in the form of a summary of the facts that occurred and published with the omission of signatures, in accordance with article 130 of the Brazilian Corporation Law.

Fourth Paragraph. Subject to the exceptions provided for by law, the applicable regulations and the Novo Mercado Regulations, the General Meetings shall only be convened and validly resolve on first call upon attendance of shareholders representing at least one-forth (1/4) of the total voting stocks representing the capital stock and, on second call, with any number, and blank votes shall not be counted in the resolutions.

Fifth Paragraph. Regardless of the convening formalities, a General Meeting attended by shareholders representing the totality of the Corporation’s capital stock shall be considered regular.

Article 10. Except for the events for which the law establishes a qualified quorum, the resolutions of the General Meeting shall be passed by a majority of votes, and blank votes shall not be counted.

Article 11. Without prejudice to other matters provided for by law, the General Meeting will be solely in charge of deciding on the following matters:

(i)	to elect and/or dismiss the members of the Board of Directors and the Supervisory board, if any, as well as to define the number of positions on the Board of Directors;

(ii)	to set the overall annual remuneration of members of the Board of Directors, the Board of Executive Officers and the Supervisory board, if and when convened, in compliance with the provisions of the Article 12, third paragraph of these By-laws;

(iii)	to take annual decisions on the accounts of the managers and on the financial statements presented by them;

(iv)	to decide, in accordance with the proposal presented by management, on the allocation of net income for the year;

(v)	to amend these By-laws;

(vi)	to allocate stock bonuses and decide on any stock splits and reverse stock splits;

(vii)	to authorize the issue of debentures convertible into stocks and other securities convertible into stock, subject to the provisions of Article 6 of these By-laws;

(viii)	to resolve on the dissolution, liquidation, merger, spin-off, transformation or incorporation (including the incorporation of stocks) of the Corporation, on the election and dismissal of liquidators, as well as on the Supervisory Board that shall operate during the liquidation period, and the judgment of its accounts and the sharing of corporate assets in the event of liquidation;

(ix)	to resolve on the execution of transactions with related parties, the sale or contribution of assets to another corporation, if the value of the transaction corresponds to more than fifty percent (50%) of the value of the Corporation’s total assets contained in the last approved balance sheet;

(x)	to approve stock option plans or similar instruments involving the issuance of shares issued by the Corporation or its subsidiaries or the delivery of treasury shares in favor of any director or employee of the Corporation or its subsidiaries;

(xi)	to resolve on the bankruptcy or request for judicial or extrajudicial reorganization of the Corporation, subject to the provisions of the sole paragraph of article 122 of the Brazilian Corporation Law; and

(xii)	to resolve on any matter submitted to it by the Board of Directors.

CHAPTER IV

MANAGEMENT

Section I - General Provisions

Article 12. The Corporation shall be managed by a Board of Directors and a Board of Executive Officers, in accordance with the law and these By-laws.

First Paragraph. The directors and members of the Supervisory Board, effective and alternate, shall be subject to the signing of a term of office, which shall include their subjection to the arbitration clause referred to in Article 38 of these By-laws.

Second Paragraph. The directors shall remain in office until their alternates take office, unless otherwise decided (i) by the General Meeting, in relation to the members of the Board of Directors, or (ii) by the Board of Directors, in relation to the Directors.

Third Paragraph. The General Meeting shall set the annual global remuneration of the directors and the Board of Directors shall be in charge of distributing it among the members of the Board of Directors and the Board of Executive Officers of the Corporation.

Fourth Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer or major officer of the Corporation cannot be exercised by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Regulations.

Fifth Paragraph. The directors must follow and comply with the provisions of the Corporation’s Shareholders’ Agreement(s) filed at the registered office, if applicable, and votes cast in disagreement with the provisions of said Shareholders’ Agreement(s) shall not be counted.

Article 13. The Board of Directors may create, convene and dissolve technical, consultative and advisory committees not provided for in these By-laws, and elect and remove the respective members at any time and establish by-laws, with defined objectives and functions, as well as establish rules applicable to the respective committees, including rules on composition, term, remuneration and operation.

Article 14. Minutes of the meetings of the Board of Directors and the Board of Executive Officers shall be prepared and filed and published, as the case may be, by the Corporation, subject to the provisions of the applicable regulations.

Section II - Board of Directors

Article 15. The Board of Directors is composed of not less than four (4) and not more than eleven (11) effective members, natural persons, and shareholders or not, resident in the Country or abroad, all of them may be elected and removed at any time by the General Meeting.

First Paragraph. Of the members of the Board of Directors (“Directors”), at least two (2) or twenty percent (20%), whichever is greater, must be independent directors, as defined in the Novo Mercado Regulations, and the characterization of those appointed to the Board of Directors as independent directors must be decided at the General Meeting that elects them.

Second Paragraph. When, as a result of calculating the percentage referred to in the paragraph above, the result generates a fractional number, the Corporation shall round up to the next whole number.

Third Paragraph. The members of the Board of Directors shall have a unified term of office of two (2) years, and the re-election is allowed.

Fourth Paragraph. The Chairman and Vice-Chairman of the Board of Directors shall be elected by a majority vote of members of the Board of Directors at the first meeting following taking office or at the first meeting following the vacancy of this position.

Article 16. In the event of the absence or temporary impediment of any member of the Board of Directors, the Director may be replaced by a proxy, provided that he/she is duly appointed and that the respective power of attorney specifically indicates the vote to be cast, to represent him/her at the meeting which he/she will not be attending, by means of written notice to the Chairman of the Board of Directors or to the Chairman of the meeting, as the case may be, prior to its convening.

First Paragraph. In the event of the absence or temporary impediment of the Chairman of the Board of Directors at meetings of the Board of Directors, he shall be replaced, in the functions assigned to this position of Chairman by these By-laws or by the Internal Regulations of that body, by the Vice-Chairman, and in the event of his simultaneous absence, the other Directors, by a simple majority vote, shall appoint an alternate from among the members of the Board of Directors.

Second Paragraph. In the event of dismissal, death, resignation, proven impediment, disability or unjustified absence for more than thirty (30) consecutive days within a period of one (1) year, or any other event leading to the definitive vacancy of any member of the Board of Directors, the alternate shall be appointed by the remaining directors, subject to the provisions of First Paragraph of the Article above, and shall serve until the first next annual or extraordinary general meeting, when the appointment shall be ratified or another director elected to complete the term of office of the replaced member. If the majority of positions become vacant, the General Meeting shall be called to hold a new election.

Article 17. The Board of Directors shall meet at least quarterly or whenever necessary, when convened by its Chairman, with at least five (5) days prior notice, and with the presentation of the agenda of the matters to be discussed, except in cases of urgency, in which the meetings of the Board of Directors may be convened by its Chairman without following the above deadline, provided that all the other members of the Board are unequivocally aware. Notices shall indicate the place, date and time of the meeting and may be sent by letter with acknowledgement of receipt or by any other means, electronic or otherwise, which allows proof of receipt.

First Paragraph. The meetings of the Board of Directors shall be chaired by the Chairman, who shall appoint one of those present to act as secretary.

Second Paragraph. The meetings of the Board of Directors shall be convened on first call with the presence of the majority of members, provided that the Chairman of the

Board of Directors is present, and on second call with the presence of at least three (3) members.

Third Paragraph. A meeting of the Board of Directors in which all the Directors have participated, either in person or by conference call or other communication system, shall also be considered regular and shall not require a call.

Fourth Paragraph. The meetings shall preferably be held at the Corporation’s head office, and meetings may be held by means of teleconference, videoconference or other means of communication that allow the identification of the director and simultaneous communication with the other persons present at the meeting. The members of the Board of Directors who participate remotely in such meeting of the Board of Directors must express their votes by means of a letter, facsimile or electronic communication (email) sent to the Chairman of the Board of Directors that unequivocally identifies the sender and the vote of the member of the Board of Directors taken on the basis of prior knowledge of the matters resolved at the meeting.

Fifth Paragraph. The members of the Board of Directors may vote by email or letter sent to the Corporation, forwarded to the Chairman of the Board of Directors, in which case the secretary of the Board of Directors meeting shall prepare the respective minutes, to which the vote shall be attached.

Sixth Paragraph. The Board of Directors shall resolve at meetings by the affirmative vote of a simple majority of its members, and each Director will be entitled to one vote.

Seventh Paragraph. The Board of Directors shall adopt, with the approval of a majority of the members of the Board of Directors, By-laws which may provide, among other matters deemed appropriate, for its own operation, the rights and duties of its members and its relationship with the Board of Executive Officers and other bodies.

Article 18. Without prejudice to other matters ascribed to it by law and the applicable regulations, the Board of Directors, within the scope of its legal and statutory powers, has the exclusive power to decide on the matters listed below:

(i)	to convene the Corporation’s General Meetings and express its opinion on the proposals to be submitted to the shareholders at the General Meeting;

(ii)	to set the general direction of the Corporation’s business;

(iii)	to elect and remove the Officers, as well as define the number of Officers, establishing their positions and duties;

(iv)	to appoint to the Board of Executive Officers the officers to be elected in the controlled, affiliated or invested companies, as well as decide on their removal;

(v)	to oversee the management of the Officers and agents in general, examining the Corporation’s books and papers at any time and requesting information on contracts entered into or about to be entered into and on any other acts of interest to the Corporation;

(vi)	to express its opinion on the management report and the accounts of the Board of Executive Officers, as well as to approve the Corporation’s annual budget proposed by the Board of Executive Officers;

(vii)	to appraise the quarterly results of the Corporation’s operations;

(viii)	to approve, every six months, the Corporation’s Business Plan for the Hub Expansion Plan, including the maximum CAPEX and marketing budget;

(ix)	to authorize, subject to approval by the Annual General Meeting approving the accounts for the year, the payment of dividends, based on the half-yearly or interim balance sheet;

(x)	to approve any variable remuneration plan for directors and/or employees, including participation in the Corporation’s profits or with shares of the Corporation and its subsidiaries, as well as grant options to purchase or subscribe for shares of the Corporation, in accordance with the plan approved at the General Meeting and programs approved by the Board of Directors, and may delegate the administration of such plans and programs to one of its advisory committees;

(xi)	to authorize the purchase of Corporation shares to be held in treasury, subject to legal limits and without prejudice to the mandatory dividend, as well as their subsequent cancellation or disposal, subject to the terms of these By-laws and applicable legislation;

(xii)	to resolve, within the limit of the authorized capital, on the increase of the capital stock, establishing the conditions for said increase and the respective issue of shares, subject to the terms of Article 6 of these By-laws;

(xiii)	to submit to the General Shareholders’ Meeting proposals aimed at increasing or reducing the capital stock;

(xiv)	to submit to the General Shareholders’ Meeting proposals for corporate reorganization, such as mergers, incorporations, spin-offs, transformation, joint ventures, dissolution or liquidation of the Corporation;

(xv)	to submit to the General Shareholders’ Meeting proposals for amendments to the Corporation’s by-laws;

(xvi)	to decide on the creation of committees to deal with specific issues within the Board of Directors;

(xvii)	to authorize the purchase and disposal of permanent assets in excess of two percent (2%) of its shareholders’ equity, in a single transaction or in a set of related transactions with the same counterparty;

(xviii)	to authorize the creation of liens on the Corporation’s assets and the granting of any type of guarantee or obligation in favor of third parties by the Corporation in an amount in excess of two percent (2%) of its shareholders’ equity, in a single transaction or in a set of related transactions with the same counterparty in a period of twelve (12) months;

(xix)	to authorize the execution of contracts, individual or linked to each other, that result in the assumption of obligations for the Corporation, that compromise its assets or that release third parties from responsibilities towards it, as well as their respective amendments, in an amount in excess of two percent (2%) of its shareholders’ equity, in a single transaction or in a set of related transactions with the same counterparty in a period of twelve (12) months;

(xx)	to decide on the issue of simple debentures, not convertible into stocks, commercial papers, promissory notes, bonds, notes and any other securities commonly used in the market, for public or private distribution;

(xxi)	to elect and remove the independent auditors;

(xxii)	to authorize in advance the execution of shareholders’ agreements involving companies in which the Corporation holds an interest;

(xxiii)	to approve the mandatory policies, regulations and codes under the terms of the rules issued by the CVM, the Novo Mercado Regulations and the legislation applicable to the Corporation;

(xxiv)	to approve the execution of any contracts and/or transactions, whether in the normal course of Corporation business or not, involving related parties of the Corporation, which exceed the amount of One Million Brazilian Reais (R$ 1,000,000.00), individually or in aggregate amount in a period of twelve (12) months, without prejudice to the provisions of Article 11, (ix) of these By-laws, and subject to the provisions of Corporation’s Related Party Transactions Policy;

(xxv)	to approve the Corporation’s policy on donations, aid and contributions of any kind to be made by the Corporation;

(xxvi)	to resolve on any matter submitted to the Board of Directors by the Board of Executive Officers or by the advisory committees to the Board of Directors;

(xxvii)	to express its opinion, favorably or unfavorably, on any public offering for the purchase of shares issued by the Corporation, by means of a prior reasoned opinion, disclosed within fifteen (15) days of the publication of the public offering notice, which shall address, at a minimum: (i) the convenience and opportunity of the public offering for the purchase of shares in terms of the interests of the Corporation and the shareholders as a whole, including in relation to the price and potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Corporation; (iii) the alternatives to accept the public offering for the purchase of shares available on the market; (iv) other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules;

(xxviii)	to approve the budget of the Corporation’s Audit Committee and any other committees that may be created under these By-laws;

(xxix)	to resolve on the determination of the vote to be cast by the Corporation, its representatives and managers appointed by the Corporation at the General Meetings, Board of Directors meetings, meetings of quotaholders, as the case may be, of any subsidiary, with respect to the matters listed in this article, as applicable, including the sole paragraph below.

Sole Paragraph - The Board of Directors may alter the limits and scope established for Officers’ actions in specific cases or for as long as it sees expedient.

Section III - Board of Executive Officers

Article 19. The Board of Executive Officers is composed of not less than two (2) and not more than seven (7) Officers, whether shareholders or not, resident in the country, all elected by the Corporation’s Board of Directors and who may be removed by it at any time, being (a) a Chief Executive Officer; (b) a Chief Financial Officer and Investor Relations Officer; and (c) the other Directors without Specific Designation.

First Paragraph. The members of the Board of Executive Officers shall be elected and removed at any time by the Board of Directors for terms of two (2) years, and the re-election is allowed.

Second Paragraph. The Board of Executive Officers is the Corporation’s executive and representative body, and is in charge of ensuring the Corporation’s regular operation, it has the power to carry out any and all acts relating to the Corporation’s purposes, except for those which by law or by these By-laws require the prior approval of the Board of Directors or the General Meeting.

Third Paragraph. An Officer may hold more than one position, provided that the minimum number of Officers set out in the Brazilian Corporate Law and the prohibitions of the Novo Mercado Regulations are followed.

Fourth Paragraph. The Officers shall remain in their positions until their respective alternates take office. The powers of the board of executive officers that have not been filled, or whose holder is prevented or absent, shall be exercised by the Chief Executive Officer, until the appointment of the respective Officer.

Fifth Paragraph. In the event of the vacancy or impediment of any Officer, a meeting of the Board of Directors shall be called within thirty (30) days of the vacancy or impediment to decide on the election of an alternate to complete the term of office of the vacant or impeded Officer. The Board of Directors may leave the position of the vacant or impeded Officer, provided that the Board of Executive Officers must, in any event, have at least two (2) Officers, one of whom must be the Chief Financial Officer and Investor Relations Officer.

Sixth Paragraph. The Officers may not be absent from their duties for more than thirty (30) consecutive calendar days, under penalty of loss of office, except in the case of leave granted by the Board of Executive Officers.

Article 20. The Board of Executive Officers is in charge of, among other duties laid down by law:

(i)	complying with and enforcing the By-laws of the Corporation and the resolutions of the Board of Directors and the General Meeting;

(ii)	proposing the Corporation’s annual budget;

(iii)	deciding on the creation and termination of branches, centers, offices or any type of related store in the Country or abroad;

(iv)	complying with and enforcing the Corporation’s policies and general business guidelines established by the Board of Directors;

(v)	approving the rules applicable to the Corporation’s human resources and deciding on career plans, salaries and benefits, in accordance with legislation in force;

(vi)	deciding on the internal organization of the Corporation, its administrative structure and that of its subsidiaries, in compliance with the powers of the Board of Directors;

(vii)	preparing, for each financial year, the Management Reports, the Financial Statements and the proposal on the allocation of the Corporation’s profits, to be submitted to the Corporation’s Board of Directors and the General Meeting for approval; and

(viii)	deciding on any matter that does not in charge exclusively of the Corporation’s General Meeting or Board of Directors.

First Paragraph. The Chief Executive Officer is responsible for: (i) general management of the Corporation’s business, convening and chairing meetings of the Board of Executive Officers and coordinating the proceedings of the other officers and the decision-making process; (ii) active and passive representation of the Corporation in all its relations with third parties, both in and out of court, and may appoint attorneys-in-fact and agents to give evidence on behalf of the Corporation before the requesting authorities, taking responsibility for the Corporation’s economic and financial results and the protection of its name; (iii) supervising compliance with the policies and rules established by the Board of Directors and the resolutions taken at the General Meeting; and (iv) ensuring compliance with the applicable legislation and these By-laws.

Second Paragraph. The Chief Financial Officer and Investor Relations Officer is responsible for: (i) coordinating the preparation of the Corporation’s financial statements; (ii) managing the activities of the Corporation’s financial area, including administering, managing and controlling the treasury, fiscal and tax, controllership, auditing, accounting, information technology and financial planning areas, in accordance with these By-laws and the legal rules in force and the policies and guidelines established by the General Meeting; (iii) signing proposals, agreements, contracts with banks and the like, documents in general for opening, operating and closing the Corporation’s bank accounts, as well as any and all documents relating to the management of the Corporation’s finances, together with any other Officer or an Attorney-in-Fact with specific powers; (iv) managing the Corporation’s financial funds, guiding the application of cash surpluses within existing policies and guidelines, and conducting the loan and financing contracting processes and related services necessary for the Corporation’s expansion, in accordance with the annual budget; (v) providing information to the investors, to the CVM and to the stock exchanges or over-the-counter markets, both domestic and international, as well as to the corresponding regulatory and inspection entities, keeping the Corporation’s records with these institutions up to date; (vi) representing the Corporation before the CVM, the stock exchanges and other capital market entities, as well as providing relevant information to investors, the market in general, the CVM and B3; and (vii) performing any other functions established by law and regulations in force.

Third Paragraph. The Officers without specific designation shall be responsible for the duties granted to them by the Board of Directors upon their election.

Article 21. Except as set out in the second paragraph below, the Corporation shall be represented by two (2) Officers, or by one (1) Officer together with one (1) attorney-in-fact; or by two (2) attorneys-in-fact, subject to the rules below.

First Paragraph. The Corporation’s powers of attorney shall be granted by two (2) Officers and must specify the powers granted and the term of office, except for the powers of attorney to represent the Corporation in any administrative, legal and arbitration proceedings, which may have an indefinite term and whose attorneys-in-fact may act alone in representing the Corporation.

Second Paragraph. The Chief Financial Officer and Investor Relations Officer, acting alone, is responsible for representing the Corporation before the CVM, stock exchanges and other capital market entities, as well as providing relevant information to investors, the market in general, the CVM and B3.

Article 22. The Board of Executive Officers may meet together whenever necessary to resolve on matters within its power and on issues relevant to the operational conduct of the Corporation and its subsidiaries.

Section IV - Supervisory Board

Article 23. The Corporation’s Supervisory Board, with the duties established by Law, shall be composed of three (3) members.

First Paragraph. The Supervisory Board shall not operate on a permanent basis and shall only be created when convened by the shareholders, in accordance with legal provisions.

Second Paragraph. The Supervisory Board shall have a chairman, elected by the General Meeting.

Third Paragraph. The members of the Supervisory Board shall take office by signing the deed of investiture prepared in the respective book of minutes of the Supervisory Board meetings.

Fourth Paragraph. In the event of vacancy, resignation, impediment or unjustified absence from two consecutive meetings, the member of the Supervisory Board shall be replaced, until the end of the term of office, by the respective alternate.

Fifth Paragraph. In the event of a permanent impediment or vacancy in the position of a member of the Supervisory Board, and without there being an alternate to replace him/her, the chairman of the Supervisory Board shall immediately call a General Meeting of the Corporation to elect a new effective member of the Supervisory Board and his/her alternate, to fill the position and complete the term of office of the impeded or vacant member.

Section V - Audit Committee

Article 24. The Audit Committee, an advisory body linked to the Board of Directors, is composed of not less than three (3) members appointed by the Board of Directors, of which at least one (1) shall be an independent director, at least one (1) shall have recognized experience in corporate accounting matters and the majority shall be independent members, as defined by the CVM resolution in force and applicable to the subject.

First Paragraph. The same member of the audit committee may accumulate both of the characteristics referred to in the caption.

Second Paragraph. The Officers of the Corporation, its direct or indirect subsidiaries, affiliates or companies under common control may not participate in the Audit Committee.

Third Paragraph. The members of the Audit Committee must meet the requirements set out in article 147 of the Brazilian Corporation Law.

Fourth Paragraph. The Audit Committee must meet together whenever necessary, but at least every two months, so that the accounting information is always assessed before it is disclosed.

Fifth Paragraph. The participation of any members of the Audit Committee who do not have the necessary independence to carry out the function is prohibited, especially due to their characterization as a controlling shareholder or the existence of a subordination relationship with any person who, by virtue of the provisions of article 22, Third Paragraph of the Novo Mercado Regulations, is prevented from holding the position.

Article 25. The Audit Committee is in charge of, among other things:

(i)	expressing an opinion on the hiring and dismissal of independent auditing services by an independent auditor for the preparation of an independent external audit or for any other service;

(ii)	supervising the activities of the independent auditors in order to assess: (a) their independence; (b) the quality of the services provided; and (c) the adequacy of the services provided to the Corporation’s needs;

(iii)	evaluating and monitoring the quality and integrity of the quarterly information, interim statements and financial statements;

(iv)	monitoring and supervising the activities of the internal audit and internal controls area;

(v)	supervising the activities of the Corporation’s financial statement preparation area;

(vi)	evaluating and monitoring the quality and integrity of: (a) internal control mechanisms; and (b) information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the usual reporting structure of the financial statements;

(vii)	evaluating and monitoring the Corporation’s risk exposures, including requesting detailed information on policies and procedures related to: (a) management compensation; (b) the use of Corporation assets; and (c) expenses incurred on behalf of the Corporation;

(viii)	evaluating, monitoring and recommending to management the correction or improvement of the Corporation’s internal policies, including the Related Party Transactions Policy, as well as evaluating and monitoring, together with management and the internal audit area, the adequacy of related party transactions carried out by the Corporation and their respective disclosures; and

(ix)	preparing a summary annual report, to be presented together with the financial statements, containing a description of: (a) the meetings held, their activities, the main matters discussed, the results and conclusions reached and the recommendations made; and (b) any situations in which there is a significant divergence between the Corporation’s management, the independent auditors and the Audit Committee in relation to the Corporation’s financial statements.

First Paragraph. The Audit Committee must have the means to receive and process information, including confidential information, both internal and external to the Corporation about non-compliance with legal provisions and rules applicable to the Corporation, as well as internal regulations and codes, with specific procedures to protect the provider and the confidentiality of the information.

Second Paragraph. The Audit Committee’s internal regulations shall contain the other provisions of its functions, as well as its operating procedures.

CHAPTER V

FISCAL YEAR AND FINANCIAL STATEMENTS

Article 26. The fiscal year shall begin as of January 1st and end on December 31st of each year, at which time the balance sheet and financial statements shall be prepared in accordance with the deadlines and other conditions laid down in the applicable legislation and regulations.

First Paragraph. The Corporation’s financial statements shall be audited, in accordance with applicable laws and regulations, by an independent auditor duly registered with the CVM.

Second Paragraph. The Board of Directors may prepare balance sheets every six months or in shorter periods, and distribute dividends or set aside reserves on the basis thereof, subject to the applicable legal provisions and limitations.

Article 27. Any accumulated losses, if any, and the provision for income tax and social contribution on profits shall be deducted from the profit for the year, before any participation. Any losses for the year must be absorbed by retained earnings, profit retention reserves and the legal reserve. The net profit for the year must be allocated as follows:

(i)	five percent (5%) for the creation of the legal reserve up to twenty percent (20%) of the subscribed capital stock;

(ii)	creation of a contingency reserve, if proposed by management and approved by the General Meeting;

(iii)	payment of a mandatory dividend under Article 28 of these By-laws;

(iv)	a portion corresponding to up to one hundred percent (100%) of the remaining balance, after the allocations indicated in the items above, may be allocated to the statutory profit reserve called “Investment Reserve”, the purpose of which is to finance the expansion of the Corporation’s business and/or its subsidiaries, and its balance added to the other profit reserves, except for contingency reserves, tax incentives and unrealized profits, may not exceed one hundred percent (100%) of the Corporation’s capital stock;

(v)	a profit retention reserve based on a capital budget, if proposed by Management and approved by the General Meeting; and

(vi)	the balance of the net profit will be subject to dividend distribution as proposed by Management and resolved by the General Meeting.

Article 28. The shareholders shall be entitled to receive, each year, as a minimum mandatory dividend, one percent (1%) of the balance of the net profit for the year, adjusted under the terms of article 152, first paragraph of the Brazilian Corporation Law.

Sole Paragraph. Whenever the amount of the mandatory dividend exceeds the realized portion of the net profit for the year, the management may propose and the General Meeting must approve the allocation of the excess to the creation of an unrealized profit reserve.

Article 29. The Board of Directors may decide on the payment of interest on equity, subject to approval by the Annual General Meeting which considers the financial statements for the financial year in which such interest on equity will be imputed to the mandatory dividend.

First Paragraph. In the event of interest on equity credited during the financial year and allocated to the amount of the mandatory dividend, the shareholders will be entitled to the payment of any remaining balance. In the event that the amount of the dividend is less than that credited to them, the Corporation may not charge the shareholders for the excess balance.

Second Paragraph. In the event of interest on equity credited during the fiscal year and allocated to the amount of the mandatory dividend, the shareholders will be entitled to the payment of any remaining balance. In the event that the amount of the dividend is less than that credited to them, the Corporation may not charge the shareholders for the excess balance.

Article 30. The General Meeting may decide on the capitalization of profit or capital reserves, including those established in interim balance sheets, in compliance with applicable legislation.

CHAPTER VI

SALE OF CONTROLLING INTEREST AND DELISTING FROM THE NOVO MERCADO

Article 31. The direct or indirect sale of the controlling interest of the Corporation, whether by means of a single transaction or successive transactions, shall be contracted under the condition that the purchaser of the controlling interest undertakes to carry out a public offering for the purchase of shares issued by the Corporation and held by the other shareholders, in compliance with the conditions and deadlines laid down in the legislation and regulations in force and in the Novo Mercado Regulations, in order to guarantee them equal treatment with the seller.

Article 32. Without prejudice to the provisions of the Novo Mercado Regulations, voluntary delisting from the Novo Mercado shall be preceded by a public offering for the purchase of shares which complies with the procedures set out in the regulations issued by the CVM on public offers for the purchase of shares for delisting of publicly-held corporations and the following requirements: (i) the price offered must be fair, and it is possible to request a new valuation of the Corporation in the manner established in the Brazilian Corporation Law; (ii) shareholders holding more than 1/3 of the outstanding shares must accept the public offering or expressly agree to delist the segment without selling the shares.

Sole Paragraph. Voluntary delisting from the Novo Mercado may occur independently of the public offering mentioned in this Article, in the event of a waiver approved at a General Meeting under the Novo Mercado Regulations.

CHAPTER VII

LIQUIDATION

Article 33. The Corporation shall be dissolved, liquidated and terminated in the events provided for by law, and the General Meeting shall be in charge of establishing the method of liquidation, electing and removing the liquidator and the Supervisory Board, if its operation is requested by shareholders who make up the quorum of members established by law or in the regulations issued by the CVM, in compliance with legal formalities, establishing their powers and remuneration.

CHAPTER VIII

MISCELLANEOUS

Article 34. Any matters not expressly covered herein relating to the interpretation of these By-laws shall be governed by the Brazilian Corporation Law, the rules issued by the CVM and the Novo Mercado Regulations.

Article 35. The Corporation shall comply with the Corporation’s Shareholders’ Agreement(s) filed at its registered office, if any, and the members of the General Meeting or the Board of Directors are expressly prohibited from accepting or registering any vote cast by any signatory shareholder or director linked to the Corporation’s Shareholders’ Agreement(s) filed at its registered office that is cast in disagreement with the terms of said Shareholders’ Agreement(s). The Corporation is also expressly prohibited from accepting and transferring the shares and/or rights to subscribe for shares or other securities in breach of the provisions of the Shareholders’ Agreement(s). Likewise, the Corporation’s managers are prohibited from carrying out any act in breach of the Corporation’s Shareholders’ Agreement(s) filed at the registered office.

Article 36. The Corporation shall indemnify and hold harmless its officers, members of the supervisory board and other employees who hold a management position or function in the Corporation and its subsidiaries (jointly or severally, “Beneficiaries”), and shall pay directly or reimburse directly the Beneficiaries for any expenses, damages or losses eventually incurred at any time and which are directly or indirectly related to the exercise of their functions in the Corporation, including, but not limited to, attorneys’ fees, legal opinions, procedural costs and fines and indemnities in the administrative, civil or criminal spheres, in light of the constitutional status of the presumption of innocence.

First Paragraph. Expenses arising from acts of Beneficiaries performed (i) outside the exercise of their duties; (ii) with bad faith, willful misconduct, gross negligence or through fraud; or (iii) in their own interest or in the interest of third parties, in prejudice to the Corporation’s social interest are not subject to be indemnified.

Second Paragraph. This right to the assumption or reimbursement of expenses by the Corporation does not include any fines or indemnities paid or owed by the Beneficiaries as voluntary execution of commitments undertook or other types of agreements entered into by them in the administrative, civil or criminal spheres, including, but not limited to, regulatory bodies and the Prosecution Service, in which case these expenses shall be solely borne by the Beneficiaries.

Third Paragraph. In the event of conviction of the Beneficiaries confirmed by a final judicial or administrative decision, the Beneficiaries shall lose the right to any indemnification or reimbursement related thereto by the Corporation, provided that all costs and expenses that have been previously disbursed or reimbursed by the Corporation shall be reimbursed by the Beneficiaries, such amounts being subject to inflation adjustment from the time of payment by the Corporation until their effective reimbursement.

Fourth Paragraph. The Board of Directors will be in charge of authorizing, and/or determining the creation of a specific advisory committee to authorize any disbursements or reimbursements relating to this Article, provided that the Board of Directors shall be entirely and exclusively responsible for the compliance of each situation and the interpretation of any matters not expressly covered herein. Any Directors who are interested parties in the decision or who are related to the Beneficiaries in question may not participate in this resolution. The Board of Directors will establish a policy determining the rules, limits and procedures governing the indemnity agreements to be entered into by the Corporation and its direct and indirect subsidiaries with the Beneficiaries, accompanied by the indemnity agreement form to be entered into with each Beneficiary.

CHAPTER IX

GOVERNING LAW AND JURISDICTION

Article 37. These By-laws shall be governed by and construed in accordance with the Laws of the Federative Republic of Brazil, the CVM rules and the Novo Mercado Regulations, subject to Article 39 below.

Article 38. Corporation, its shareholders, managers, members of the Supervisory Board, effective and alternate, if any, undertake to settle, by means of arbitration, before the Market Arbitration Chamber under its regulations, any controversy that may arise between them, related to or arising from their status as issuer, shareholders, managers and members of the Supervisory Board, in particular, arising out of the provisions contained in Law no. 6,385, of December 7, 1976, the Brazilian Corporation Law, these By-laws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of the capital markets in general, as amended, in addition to those contained in the Novo Mercado Regulations, other B3 regulations and the Novo Mercado Participation Agreement.

Article 39. These By-laws shall become effective as of the date of their approval by the General Meeting.

Sole Paragraph. The provisions contained in Article 1, First Paragraph; Article 5, Third Paragraph; Article 15, First and Second Paragraphs; Article 17, Seventh Paragraph; Article 19, Third Paragraph; and Articles 24, 25, 31 and 32, as well as the applicability of other rules contained in the Novo Mercado Regulations shall only be become effective as of the effective date of the Novo Mercado Participation Agreement, to be entered into between the Corporation and B3.